UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 000-51380

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the U.S. Securities and Exchange Commission on June 4, 2025 (Registration No. 333-287771).

Closing of Notes Offering

On August 13, 2026, Silicon Motion Technology Corporation, a Cayman Islands exempted company (the “Company”), entered into an Indenture (the “Indenture”) with U.S. Bank Trust Company, National Association, as trustee, pursuant to which the Company issued $1,150,000,000 aggregate principal amount of its 0.00% Convertible Senior Notes due 2031 (the “Notes”), including the exercise in full of the option granted to the initial purchasers to purchase an additional $150,000,000 aggregate principal amount of Notes. The Notes are senior, unsecured obligations of the Company. The Notes do not bear regular interest and the principal amount of the Notes will not accrete. The Notes will mature on August 15, 2031, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding May 15, 2031, holders of the Notes will have the right to convert their Notes upon the satisfaction of specified conditions and during certain periods. On or after May 15, 2031 until the close of business on the second scheduled trading day immediately preceding the maturity date, the Notes will be convertible at the option of the holders at any time regardless of these conditions. The Company will settle each conversion by paying the principal amount (or, if less, the conversion value) of the Notes in cash, and any conversion value in excess of the principal amount will be settled in cash, American depositary shares of the Company (the “ADSs”), each representing four ordinary shares of the Company, par value $0.01 per share, or any combination thereof, at the Company’s election. The Company may redeem the Notes for cash at its option, in whole but not in part, in connection with certain tax-related events. In addition, the Notes will be redeemable, in whole or in part (subject to certain limitations), for cash, at the Company’s option, on or after August 20, 2029 if the last reported sale price of the ADSs equals or exceeds 130% of the conversion price for a specified period of time and certain other conditions described in the Indenture are satisfied. The Notes are subject to repurchase at the option of holders upon a fundamental change or on August 15, 2029. The Notes contain customary covenants and events of default. The Notes were issued in a private offering to persons reasonably believed to be “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and the Company intends to use the net proceeds from the offering for general corporate purposes and the repayment of outstanding borrowings under the Company’s credit agreement, dated January 14, 2026, with CTBC Bank Co., Ltd.

The description of the Indenture and the Notes contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Indenture and the form of Note, which are furnished hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

On August 13, 2026, the Company issued a press release announcing the closing of the Notes offering. A copy of the press release is furnished as Exhibit 99.3 to this Report on Form 6-K (this “Report”).

Exhibit Index

Exhibit No.	Description

99.1	Indenture, dated as of August 13, 2026, between Silicon Motion Technology Corporation and U.S. Bank Trust Company, National Association, as trustee, relating to the 0.00% Convertible Senior Notes due 2031.

99.2	Form of certificate representing the 0.00% Convertible Senior Notes due 2031 (included as Exhibit A to Exhibit 99.1).

99.3	Press Release issued by the Company on August 13, 2026 announcing the closing of the Notes offering.

Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical in nature and typically address future or anticipated events, expectations or beliefs. Forward-looking statements include, without limitation, statements regarding the anticipated use of net proceeds from the offering of the Notes. These forward-looking statements can often, but not always, be identified by phrases such as “believes,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates,” “plans,” “intends,” “will,” “may,” “should,” “projects,” “might,” “could,” or other words or phrases of similar import.

Similarly, statements that describe the Company’s business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

While the Company believes there is a reasonable basis for the forward-looking statements in this Report, such statements involve certain risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those indicated in, or implied by, such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) market conditions, including market interest rates; (ii) the trading price and volatility of the Company’s ADSs; and (iii) risks relating to the Company’s business, including those described in the Company’s most recent Annual Report on Form 20-F and the other reports that the Company files or furnishes from time to time with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION

Date: August 13, 2026	By:	/s/ Jason Tsai
	Name:	Jason Tsai
	Title:	Chief Financial Officer